                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    Schedule 13G

                     Under the Securities Exchange Act of 1934
                            (Amendment No. ___________)*


                            Great Plains Software, Inc.
                       --------------------------------------
                                  (Name of Issuer)


                                    Common Stock
                       --------------------------------------
                           (Title of Class of Securities)


                                     39119E105
                       -------------------------------------
                                   (CUSIP Number)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          (continued on following page(s))
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                                                           Page # 2 of # 5 pages

                                    SCHEDULE 13G
                                    ------------


CUSIP NO.   39119E105
          ---------------------------------


1.     NAME OF REPORTING PERSON

       Douglas J. Burgum

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

       N/A                                                            (a)  [__]
                                                                      (b)  [__]
3.     SEC USE ONLY


4.     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States Citizen

                         5.   SOLE VOTING POWER                       1,947,704
       NUMBER OF
       SHARES
       BENEFICIALLY      6.   SHARED VOTING POWER                     0
       OWNED BY
       EACH
       REPORTING         7.   SOLE DISPOSITIVE POWER                  1,947,704
       PERSON
       WITH
                         8.   SHARED DISPOSITIVE POWER                0


9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,947,704*

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                      [__]
       N/A

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       14.2%

*1,935,171 shares are owned by Reporting Person and 12,533 are options exercisable within 60 days of this Report.


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                                                           Page # 3 of # 5 pages

12.    TYPE OF REPORTING PERSON

       IN

ITEM 1(a).    Name of Issuer
              --------------

              Great Plains Software, Inc.

ITEM 1(b).    Address of Issuer's Principal Executive Offices
              -----------------------------------------------

              1701 S.W. 38th Street
              Fargo, ND 58103

ITEM 2(a).    Name of Person Filing
              ---------------------

              Douglas J. Burgum

ITEM 2(b).    Address of Principal Business Office
              ------------------------------------

              1701 S.W. 38th Street
              Fargo, ND 58103

ITEM 2(c).    Citizenship
              -----------

              United States Citizen

ITEM 2(d).    Title of Class of Securities
              ----------------------------

              Common Stock, $.01 par value

ITEM 2(e)     CUSIP Number
              ------------

              39119E105

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13(d)-2(b), check whether the person filing it is a:
              --------------

          (a) [   ] Broker or Dealer registered under Section 15 of the Act

          (b) [   ] Bank as defined in section 3(a)(6) of the Act

          (c) [   ] Insurance Company as defined in section 3(a)(19) of the Act


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                                                           Page # 4 of # 5 pages

          (d) [   ] Investment Company registered under section 8 of the
                    Investment Advisers Act of 1940

          (e) [   ] Investment Adviser registered under section 203 of the
                    Investment Advisers Act of 1940

          (f) [   ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund

          (g) [   ] Parent Holding Company, in accordance with Section
                    240.13d-1(b)(ii)(G)

          (h) [   ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

ITEM 4.       Ownership
              ---------

          (a) Amount Beneficially Owned     1,947,704

              1,935,171 shares are owned by Reporting Person and 12,533 are options exercisable within 60 days of this Report.

          (b) Percent of Class

              14.2%

          (c) Number of Shares as to Which Such Person Has:

              (i)   sole power to vote or to direct the vote      1,947,704

              (ii)  shared power to vote or to direct the vote    0

              (iii) sole power to dispose or to direct the disposition of

                              1,947,704

              (iv)  shared power to dispose or to direct the disposition of

                              0

ITEM 5.       Ownership of Five Percent or Less of a Class
              --------------------------------------------

              N/A

ITEM 6.       Ownership of More than Five Percent on Behalf of Another Person
              ---------------------------------------------------------------

              N/A


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                                                           Page # 5 of # 5 pages

ITEM 7.       Identification and Classification of the Subsidiary Which Acquired
              ------------------------------------------------------------------
              the Security Being Reported on By the Parent Holding Company
              -------------------------------------------------------------

              N/A

ITEM 8.       Identification and Classification of Members of the Group
              ---------------------------------------------------------

              N/A

ITEM 9.       Notice of Dissolution of Group
              ------------------------------

              N/A

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 9, 1998




                              /s/       Douglas J. Burgum
                              ----------------------------------------
                                   Douglas J. Burgum